SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13D)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Emmis Communications Corporation
(Name of Issuer)

6.25% Series A Cumulative Convertible Preferred Stock Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

291525202 291525103
(CUSIP number)

John Barrett Corre Partners Management, LLC 1370 Avenue of the Americas 29 th Floor New York, NY 10019 ( 646-863-7152 646-863-7152 )
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 24, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 291525202 CUSIP No. 291525103

1.	Names of Reporting Persons. Corre Opportunities Fund, LP
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) [ ] or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 233,191 Preferred Shares (1) 1,326,545 Common Stock (1)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 233,191 Preferred Shares (1) 1,326,545 Common Stock (1)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 233,191 Preferred Shares (1) 757,559 Common Stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [X]

The Preferred Shares included in row (11) exclude the Preferred Shares held by the other parties to the Lock-Up Agreement described in Item 4. The aggregate Preferred Shares held by the parties to the Lock-Up Agreement as of the date of this filing is 809,771, which represents 87.2% of the outstanding Preferred Shares.    This calculation excludes the 400,000 Preferred Shares that were issued by the issuer to an affiliated trust as part of the issuer’s scheme to control the vote of the Preferred Shares for the purpose of stripping the Preferred Shares of its rights and preferences (see Item 4).  If the Preferred Shares issued to the affiliated trust were treated as outstanding, then the aggregate beneficial ownership of the parties to the Lock-Up Agreement would represent 60.9% of the Preferred Shares.

The Preferred Shares held by the parties to the Lock-Up Agreement are, in the aggregate, convertible into 1,975,841 shares of Class A Common Stock, which represents 5.10% of the outstanding shares of Class A Common Stock.  Including the 757,559 shares of Class A Common Stock owned by Corre Opportunities Fund the aggregate ownership percentage is 7.05%.

The foregoing percentage is based on 36,794,152 shares of Class A Common Stock outstanding as of August 31, 2013, as disclosed in the Issuer’s most recent Form 10Q filed with the SEC on October 9, 2013, plus 1,975,841 Class A Common Stock that would be issued upon conversion of the 809,771 Preferred Shares beneficially held by the parties to the Lock-Up Agreement.

13.	Percent of Class Represented by Amount in Row (11) 25.10% (2) 2.06% (3)
14.	Type of Reporting Person (see instructions) IA

(1)
Reporting Person beneficially owns 233,191 shares of 6.25% Series A Cumulative Convertible Preferred Stock (the “Preferred Shares”), which are convertible as of the date of this Schedule 13D into 568,986 shares of Class A Common Stock (the “Common Stock”) and 757,559 shares of Common Stock.

(2)
This calculation excludes the 400,000 Preferred Shares that were issued by the  issuer to an affiliated trust as part of the issuer's scheme to control the vote of the Preferred Shares for the purpose of stripping the Preferred Shares of its rights and preferences (see Item 4).  If the Preferred Shares issued to the affiliated trust were treated as outstanding, then the Preferred Shares held by the Reporting Person would represent 17.55% of the Preferred Shares.

(3)	Based on 36,794,152 shares outstanding as of August 31, 2013, as disclosed in the Issuer’s Form 10Q filed with the SEC on October 9, 2013.

CUSIP No. 291525202 CUSIP No. 291525103

1.	Names of Reporting Persons. Corre Partners Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) [ ] or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 233,191 Preferred Shares (1) 1,326,545 Common Stock (1)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 233,191 Preferred Shares (1) 1,326,545 Common Stock (1)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 233,191 Preferred Shares (1) 757,559 Common Stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [X]

The Preferred Shares included in row (11) exclude the Preferred Shares held by the other parties to the Lock-Up Agreement described in Item 4. The aggregate Preferred Shares held by the parties to the Lock-Up Agreement as of the date of this filing is 809,771, which represents 87.2% of the outstanding Preferred Shares.    This calculation excludes the 400,000 Preferred Shares that were issued by the issuer to an affiliated trust as part of the issuer’s scheme to control the vote of the Preferred Shares for the purpose of stripping the Preferred Shares of its rights and preferences (see Item 4).  If the Preferred Shares issued to the affiliated trust were treated as outstanding, then the aggregate beneficial ownership of the parties to the Lock-Up Agreement would represent 60.9% of the Preferred Shares.

The Preferred Shares held by the parties to the Lock-Up Agreement are, in the aggregate, convertible into 1,975,841 shares of Class A Common Stock, which represents 5.10% of the outstanding shares of Class A Common Stock.  Including the 757,559 shares of Class A Common Stock owned by Corre Opportunities Fund the aggregate ownership percentage is 7.05%.

The foregoing percentage is based on 36,794,152 shares of Class A Common Stock outstanding as of August 31, 2013, as disclosed in the Issuer’s most recent Form 10Q filed with the SEC on October 9, 2013, plus 1,975,841 Class A Common Stock that would be issued upon conversion of the 809,771 Preferred Shares beneficially held by the parties to the Lock-Up Agreement.

13.	Percent of Class Represented by Amount in Row (11) 25.10% (2) 2.06% (3)
14.	Type of Reporting Person (see instructions) IA

(1)
Reporting Person beneficially owns 233,191 shares of 6.25% Series A Cumulative Convertible Preferred Stock (the “Preferred Shares”), which are convertible as of the date of this Schedule 13D into 568,986 shares of Class A Common Stock (the “Common Stock”) and 757,559 shares of Common Stock.

(2)
This calculation excludes the 400,000 Preferred Shares that were issued by the  issuer to an affiliated trust as part of the issuer's scheme to control the vote of the Preferred Shares for the purpose of stripping the Preferred Shares of its rights and preferences (see Item 4).  If the Preferred Shares issued to the affiliated trust were treated as outstanding, then the Preferred Shares held by the Reporting Person would represent 17.55% of the Preferred Shares.

(3)	Based on 36,794,152 shares outstanding as of August 31, 2013, as disclosed in the Issuer’s Form 10Q filed with the SEC on October 9, 2013.

CUSIP No. 291525202 CUSIP No. 291525103

1.	Names of Reporting Persons. Corre Partners Management, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) [ ] or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 233,191 Preferred Shares (1) 1,326,545 Common Stock (1)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 233,191 Preferred Shares (1) 1,326,545 Common Stock (1)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 233,191 Preferred Shares (1) 757,559 Common Stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [X]

The Preferred Shares included in row (11) exclude the Preferred Shares held by the other parties to the Lock-Up Agreement described in Item 4. The aggregate Preferred Shares held by the parties to the Lock-Up Agreement as of the date of this filing is 809,771, which represents 87.2% of the outstanding Preferred Shares.    This calculation excludes the 400,000 Preferred Shares that were issued by the issuer to an affiliated trust as part of the issuer’s scheme to control the vote of the Preferred Shares for the purpose of stripping the Preferred Shares of its rights and preferences (see Item 4).  If the Preferred Shares issued to the affiliated trust were treated as outstanding, then the aggregate beneficial ownership of the parties to the Lock-Up Agreement would represent 60.9% of the Preferred Shares.

The Preferred Shares held by the parties to the Lock-Up Agreement are, in the aggregate, convertible into 1,975,841 shares of Class A Common Stock, which represents 5.10% of the outstanding shares of Class A Common Stock.  Including the 757,559 shares of Class A Common Stock owned by Corre Opportunities Fund the aggregate ownership percentage is 7.05%.

The foregoing percentage is based on 36,794,152 shares of Class A Common Stock outstanding as of August 31, 2013, as disclosed in the Issuer’s most recent Form 10Q filed with the SEC on October 9, 2013, plus 1,975,841 Class A Common Stock that would be issued upon conversion of the 809,771 Preferred Shares beneficially held by the parties to the Lock-Up Agreement.

13.	Percent of Class Represented by Amount in Row (11) 25.10% (2) 2.06% (3)
14.	Type of Reporting Person (see instructions) IA

(1)
Reporting Person beneficially owns 233,191 shares of 6.25% Series A Cumulative Convertible Preferred Stock (the “Preferred Shares”), which are convertible as of the date of this Schedule 13D into 568,986 shares of Class A Common Stock (the “Common Stock”) and 757,559 shares of Common Stock.

(2)
This calculation excludes the 400,000 Preferred Shares that were issued by the  issuer to an affiliated trust as part of the issuer's scheme to control the vote of the Preferred Shares for the purpose of stripping the Preferred Shares of its rights and preferences (see Item 4).  If the Preferred Shares issued to the affiliated trust were treated as outstanding, then the Preferred Shares held by the Reporting Person would represent 17.55% of the Preferred Shares.

(3)	Based on 36,794,152 shares outstanding as of August 31, 2013, as disclosed in the Issuer’s Form 10Q filed with the SEC on October 9, 2013.

CUSIP No. 291525202 CUSIP No. 291525103

1.	Names of Reporting Persons. John Barrett
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) [ ] or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 233,191 Preferred Shares (1) 1,326,545 Common Stock (1)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 233,191 Preferred Shares (1) 1,326,545 Common Stock (1)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 233,191 Preferred Shares (1) 757,559 Common Stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [X]

The Preferred Shares included in row (11) exclude the Preferred Shares held by the other parties to the Lock-Up Agreement described in Item 4. The aggregate Preferred Shares held by the parties to the Lock-Up Agreement as of the date of this filing is 809,771, which represents 87.2% of the outstanding Preferred Shares.    This calculation excludes the 400,000 Preferred Shares that were issued by the issuer to an affiliated trust as part of the issuer’s scheme to control the vote of the Preferred Shares for the purpose of stripping the Preferred Shares of its rights and preferences (see Item 4).  If the Preferred Shares issued to the affiliated trust were treated as outstanding, then the aggregate beneficial ownership of the parties to the Lock-Up Agreement would represent 60.9% of the Preferred Shares.

The Preferred Shares held by the parties to the Lock-Up Agreement are, in the aggregate, convertible into 1,975,841 shares of Class A Common Stock, which represents 5.10% of the outstanding shares of Class A Common Stock.  Including the 757,559 shares of Class A Common Stock owned by Corre Opportunities Fund the aggregate ownership percentage is 7.05%.

The foregoing percentage is based on 36,794,152 shares of Class A Common Stock outstanding as of August 31, 2013, as disclosed in the Issuer’s most recent Form 10Q filed with the SEC on October 9, 2013, plus 1,975,841 Class A Common Stock that would be issued upon conversion of the 809,771 Preferred Shares beneficially held by the parties to the Lock-Up Agreement.

13.	Percent of Class Represented by Amount in Row (11) 25.10% (2) 2.06% (3)
14.	Type of Reporting Person (see instructions) IA

(1)
Reporting Person beneficially owns 233,191 shares of 6.25% Series A Cumulative Convertible Preferred Stock (the “Preferred Shares”), which are convertible as of the date of this Schedule 13D into 568,986 shares of Class A Common Stock (the “Common Stock”) and 757,559 shares of Common Stock.

(2)
This calculation excludes the 400,000 Preferred Shares that were issued by the  issuer to an affiliated trust as part of the issuer's scheme to control the vote of the Preferred Shares for the purpose of stripping the Preferred Shares of its rights and preferences (see Item 4).  If the Preferred Shares issued to the affiliated trust were treated as outstanding, then the Preferred Shares held by the Reporting Person would represent 17.55% of the Preferred Shares.

(3)	Based on 36,794,152 shares outstanding as of August 31, 2013, as disclosed in the Issuer’s Form 10Q filed with the SEC on October 9, 2013.

CUSIP No. 291525202 CUSIP No. 291525103

1.	Names of Reporting Persons. Eric Soderlund
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) [ ] or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 233,191 Preferred Shares (1) 1,326,545 Common Stock (1)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 233,191 Preferred Shares (1) 1,326,545 Common Stock (1)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 233,191 Preferred Shares (1) 757,559 Common Stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [X]

The Preferred Shares included in row (11) exclude the Preferred Shares held by the other parties to the Lock-Up Agreement described in Item 4. The aggregate Preferred Shares held by the parties to the Lock-Up Agreement as of the date of this filing is 809,771, which represents 87.2% of the outstanding Preferred Shares.    This calculation excludes the 400,000 Preferred Shares that were issued by the issuer to an affiliated trust as part of the issuer’s scheme to control the vote of the Preferred Shares for the purpose of stripping the Preferred Shares of its rights and preferences (see Item 4).  If the Preferred Shares issued to the affiliated trust were treated as outstanding, then the aggregate beneficial ownership of the parties to the Lock-Up Agreement would represent 60.9% of the Preferred Shares.

The Preferred Shares held by the parties to the Lock-Up Agreement are, in the aggregate, convertible into 1,975,841 shares of Class A Common Stock, which represents 5.10% of the outstanding shares of Class A Common Stock.  Including the 757,559 shares of Class A Common Stock owned by Corre Opportunities Fund the aggregate ownership percentage is 7.05%.

The foregoing percentage is based on 36,794,152 shares of Class A Common Stock outstanding as of August 31, 2013, as disclosed in the Issuer’s most recent Form 10Q filed with the SEC on October 9, 2013, plus 1,975,841 Class A Common Stock that would be issued upon conversion of the 809,771 Preferred Shares beneficially held by the parties to the Lock-Up Agreement.

13.	Percent of Class Represented by Amount in Row (11) 25.10% (2) 2.06% (3)
14.	Type of Reporting Person (see instructions) IA

(1)
Reporting Person beneficially owns 233,191 shares of 6.25% Series A Cumulative Convertible Preferred Stock (the “Preferred Shares”), which are convertible as of the date of this Schedule 13D into 568,986 shares of Class A Common Stock (the “Common Stock”) and 757,559 shares of Common Stock.

(2)
  This calculation excludes the 400,000 Preferred Shares that were issued by the  issuer to an affiliated trust as part of the issuer's scheme to control the vote of the Preferred Shares for the purpose of stripping the Preferred Shares of its rights and preferences (see Item 4).  If the Preferred Shares issued to the affiliated trust were treated as outstanding, then the Preferred Shares held by the Reporting Person would represent 17.55% of the Preferred Shares.

(3)	Based on 36,794,152 shares outstanding as of August 31, 2013, as disclosed in the Issuer’s Form 10Q filed with the SEC on October 9, 2013.

Item 1. Security and Issuer.

This Schedule 13D relates to 6.25% Series A Cumulative Convertible Preferred Stock (the “Preferred Shares”) and the Class A Common Stock, par value $0.01 per share (the “Common Stock”) of Emmis Communications Corporation, an Indiana corporation (the “Issuer” or “Emmis”). The address of the executive offices of the Issuer is One Emmis Plaza, 40 Monument Circle, Suite 700, Indianapolis, IN 46204.

Item 2. Identity and Background.

(a)	Name of Persons Filing

This Schedule 13D is being filed by:

(i)
Corre Opportunities Fund, LP, a Delaware limited partnership (the “Fund”), with respect to shares of 6.25% Series A Cumulative Convertible Preferred Stock (the “Preferred Shares”) and Common Shares directly owned by it;

(ii)
Corre Partners Advisors, LLC, a Delaware limited liability company (the “General Partner”), which serves as the general partner of the Fund, with respect to the Preferred Shares directly owned by the Fund;

(iii)
Corre Partners Management, LLC, a Delaware limited liability company which has been delegated investment authority over the assets of the Fund by the General Partner with respect to the Preferred Shares directly owned by the Fund;

(iv)	Mr. John Barrett (“Mr. Barrett”) who serves as a managing member of the General Partner with respect to the Preferred Shares directly owned by the Fund;

(v)	Mr. Eric Soderlund (Mr. Soderlund”) who serves as a managing member of the General Partner with respect to the Preferred Shares directly owned by the Fund.

The Fund, the General Partner, Corre Partners Management, LLC, Mr. Barrett and Mr. Soderlund are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	Residence or business address

The principal address of each of the Reporting Persons is 1370 Avenue of the Americas, 29 th Floor, New York, NY 10019

(c)	Present Principal Occupation

The General Partner has sole and complete discretionary authority to manage the investments of the Fund. Corre Partners Management, LLC exercises investment authority over the assets of the Fund by delegation of the General Partner. Mr. Barrett and Mr. Soderlund are the co-owners and managing members of the General Partner and of Corre Partners Management LLC. Shares of common stock represent shares that would be issued upon conversion of the Preferred Shares that are held at the Fund.

(d)-(e)	During the past five years, none of the Reporting Persons has

(i) been convicted in any criminal proceeding, or (ii) been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

The Fund, the General Partner and Corre Partners Management, LLC are all organized under the laws of Delaware.

Mr. Barrett and Mr. Soderlund are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Fund is a private investment partnership, the sole general partner of which is the General Partner. The General Partner has the power to vote and dispose of the securities owned by the Fund, including discretionary authority with regards to acquiring the Common Stock and the Preferred Shares beneficially held by the Reporting Persons, which Preferred Shares are convertible into Class A Common Stock. Mr. Barrett and Mr. Soderlund share investment management duties and have investment authority over the assets of the Fund in their capacity as managing members of Corre Partners Management, LLC, which has been delegated investment authority over the assets of the Fund by the General Partner. The Fund purchased the Preferred Shares of the Issuer as identified in Item 5 below for an aggregate purchase price of $3,772,537 and the Common Shares of the Issuer identified in Item 5 below for an aggregate purchase price of $1,707,260.27.  No payments were made to or by any of the Reporting Persons in connection with the Lock-Up Agreement described in Items 4 and 6 of this Schedule 13D.

Item 4. Purpose of Transaction

On December 12, 2011 Zazove Associates, LLC, Corre Opportunities Fund, L.P., Kevan A. Fight and DJD Group, LP (collectively, the “Locked-Up Holders”) entered into a written lock-up agreement (the “Lock-Up Agreement”) pursuant to which, among other things, each of them agreed, subject to certain exceptions, not to sell, assign, transfer, hypothecate or otherwise dispose of, directly or indirectly, including, without limitation, by any “total return swap” arrangement or derivative transaction, or any other agreement, arrangement or understanding which could cause the ability to direct the vote of the Preferred Shares to be transferred or otherwise restricted, (i) any Preferred Shares or (ii) any option, interest in or right to acquire any Preferred Shares, in either case absent the prior written consent of at least two Locked-Up Holders that hold at least two thirds of the Preferred Shares subject to the Lock-Up Agreement and unless the transferee thereof agrees in writing to be bound by the terms of the Lock-Up Agreement by executing and delivering a joinder to all Locked-Up Holders. The Locked-Up Holders executed an Amendment to the Lock-Up Agreement dated January 31, 2012 to extend the stated term of the Lock-Up Agreement to April 30, 2012 (the "Amendment"). An additional party, First Derivative Traders LP, joined the Lock-Up Agreement and Amendment.

The description of the Lock-Up Agreement and the Amendment in this Schedule 13D is qualified in its entirety by reference to full text of the Lock-Up Agreement and Amendment, a copy of which was filed as an Exhibit to our prior 13D filing.

The Reporting Persons acquired beneficial ownership and continue to beneficially hold the shares reported herein for investment purposes. The Reporting Person may from time to time engage the Issuer, its representatives or other relevant parties in discussions regarding the Tender Offer and other related matters relevant to the Reporting Persons’ investment in the Issuer, and may discuss with such parties alternatives to such Tender Offer. Depending on market conditions and other factors that the Reporting Persons may deem material to its investment decisions, the Reporting Persons may sell all or a portion of its shares, or may purchase additional securities of the Issuer, on the open market or in a private transaction, in each case as permitted by the Lock-up Agreement. Except as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons beneficially own 233,191 shares of 6.25% Series A Cumulative Convertible Preferred Stock (“Preferred Shares”), representing approximately 17.55% of the outstanding Preferred Shares, which is based upon 1,328,991 outstanding Preferred Shares as of August 31, 2013 as disclosed in the Issuer's most recent 10-Q dated October 9, 2013. The Issuer’s assertion that there are 1,328,991 outstanding Preferred Shares assumes that the Employee Retention Plan remain outstanding, which may not be the case. If the Preferred Shares Issued to the Employee Retention Plan are treated as redeemed or otherwise not eligible to be voted, then the Reporting Persons’ beneficial ownership in the Preferred Shares would represent 25.10% of the Class represented in Row 11. Because the Preferred Shares are currently convertible into shares of Common Stock, the Reporting Persons also are deemed under Rule 13-d-3(d)(1)(i)(B) of the Exchange Act to have beneficial ownership of the shares of Common Stock issuable upon conversion of the Preferred Shares. Each Preferred Share currently is convertible into 2.44 shares of Common Stock. Accordingly, as of the date of this Schedule 13D, the 233,191 Preferred Shares beneficially owned by the Reporting Persons are convertible into approximately 568,986 shares of Common Stock.  These shares combined with the 757,559 shares of Common Stock owned represent 3.55% of the 37,363,138 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act (based on 36,794,152 shares outstanding as of August 31, 2013, as disclosed in the Issuer’s most recent Form 10Q filed with the SEC on October 9, 2013, plus the shares issuable upon conversion of the Reporting Persons’ Preferred Shares).

(b) The Reporting Persons have sole voting and dispositive power with regard to the Preferred Shares that are beneficially held by the Reporting Persons.

(c) During the past 60 days, the Reporting Persons acquired Preferred Shares and Common Shares as follows:

Preferred Shares

Trade Date			Unit
Date	Quantity	Price	Amount
12/20/2013	48,240	11.50	$554,760.00

Common Shares

Trade Date	Unit
Date	Quantity	Price	Amount
12/18/2013	12,563	2.5119	$31,557.00
12/19/2013	52,437	2.5155	$131,905.27
12/23/2013	300	2.5100	$753.00

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Lock-Up Agreement, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

SIGNATURE

Each of the Reporting Persons hereby makes the following certification:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, as amended by this amendment no.1 to the statement, is true, complete and correct.

Dated: December 24, 2013

/s/ John Barrett
John Barrett, individually

/s/ Eric Soderlund
Eric Soderlund, individually

John Barrett and Eric Soderlund, as Managing Members of Corre Partners Management, LLC for itself and on behalf of Corre Partners Advisors, LLC and Corre Opportunities Fund, LP, as the managing members of Corre Partners Advisers, LLC and in its capacity as the general partner of Corre Opportunities Fund, LP

/s/ John Barrett
John Barrett

/s/ Eric Soderlund
Eric Soderlund